# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Standard Nuclear, Inc., CIK 0002086716
CUSIP: 853678100
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.00001 PER SHARE
Address of issuer's principal executive offices: 200 Europia Ave, Oak Ridge, Tennessee (TN), 37830
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002078058

## Reporting persons
- WELARA CAPITAL PARTNERS LLC Series 3: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,243,094; sole dispositive power 0; shared dispositive power 20,243,094; aggregate amount beneficially owned 20,243,094 (12.93% of the class)
  Comment: Calculations are based upon 156,550,755 shares of Common Stock of the Issuer outstanding as of August 26, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 27, 2026.
- WELARA CAPITAL PARTNERS LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,243,094; sole dispositive power 0; shared dispositive power 20,243,094; aggregate amount beneficially owned 20,243,094 (12.93% of the class)
  Comment: Calculations are based upon 156,550,755 shares of Common Stock of the Issuer outstanding as of August 26, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 27, 2026.
- WELARA ASSET MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,243,094; sole dispositive power 0; shared dispositive power 20,243,094; aggregate amount beneficially owned 20,243,094 (12.93% of the class)
  Comment: Calculations are based upon 156,550,755 shares of Common Stock of the Issuer outstanding as of August 26, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 27, 2026.
- COLETTE YOUNG: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 20,243,094; sole dispositive power 0; shared dispositive power 20,243,094; aggregate amount beneficially owned 20,243,094 (12.93% of the class)
  Comment: Calculations are based upon 156,550,755 shares of Common Stock of the Issuer outstanding as of August 26, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 27, 2026.

## Item 1. Issuer
Name of issuer: Standard Nuclear, Inc.
Address of issuer's principal executive offices: 200 Europia Ave, Oak Ridge, TN 37830.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by the Reporting Persons (as defined herein) with respect to the shares of Class A common stock, par value $0.00001 per share ("Common Stock") of the Issuer.

Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of: (i) Welara Capital Partners LLC Series 3, a Delaware limited liability company (the "Company"), (ii) Welara Capital Partners LLC, a Delaware limited liability company ("WCP"), (iii) Welara Asset Management, LLC, a Delaware limited liability company (the "Manager") and (iv) Colette Young, a United States citizen.

The Company is controlled by WCP, which has the power to vote or dispose of the securities held by the Company. WCP is managed by the Manager, of which Ms. Young is the sole manager. By virtue of the relationships described herein, each of the Reporting Persons may be deemed to beneficially own the securities reported herein. Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence: c/o Welara Capital Partners LLC, 136 Madison Avenue, 6th Floor, New York, New York 10016
Citizenship: Each of the Company, WCP and the Manager are a Delaware limited liability company. Ms. Young is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon 156,550,755 shares of Common Stock of the Issuer outstanding as of August 26, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 27, 2026.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a "group" for purposes of Rule 13d-5 or for any other purpose.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- WELARA CAPITAL PARTNERS LLC Series 3: /s/ Colette Young, Colette Young/Manager (11/13/2026)
- WELARA CAPITAL PARTNERS LLC: /s/ Colette Young, Colette Young/Manager (11/13/2026)
- WELARA ASSET MANAGEMENT, LLC: /s/ Colette Young, Colette Young/Manager (11/13/2026)
- COLETTE YOUNG: /s/ Colette Young, Colette Young (11/13/2026)